UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated February 1, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: February 2, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

February 1, 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Begins Drilling at La Esperanza Project, Mexico

Esperanza Silver Corporation (the “Company” or “Esperanza”) announces that it has begun drilling at its La Esperanza project in Morelos State, Mexico. The Company has contracted Layne de Mexico S.A. de C.V. to conduct an estimated 1000 meters of diamond core drilling.

The La Esperanza project is a skarn/carbonate-replacement prospect. The initial drill target is within a zone, 200 meters long, formed along the contact of a limestone with a granite intrusion. Silver (“Ag”) and gold have been found in surface trenches across this zone. The best assays, as previously reported (News Release on Jan 26, 2004), included:

Trench A

8.5 meters

209 grams Ag per tonne

(6.1 ounces Ag per ton)

Trench B

10 meters

263 grams Ag per tonne

(7.7 ounces Ag per ton)

Outcrop E

4.8 meters

194 grams Ag per tonne

(5.7 ounces Ag per ton)

The skarn/replacement zone can be traced for an additional 600 meters south of the trench area. Rock-chip sampling has encountered numerous, anomalous values of silver and gold along this trend. Also, several silver-quartz veins cut in a southwest pointing arc along the western margin of the intrusion. Anomalous to ore-grade (up to 1165 and 958 grams per tonne or 34.0 and 27.9 ounces per ton) silver values were found in rock chip samples taken along this arci.

Esperanza is dedicated to the exploration and discovery of new silver projects in the Americas. It currently is active in Mexico, Peru and Bolivia. It uses a combination of advanced exploration technology and basic geologic prospecting techniques to add value to its prospects. The Company will then seek joint-venture partners to advance the projects toward production.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

Endnotes

i William Bond, M.Sc., P.Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.

DRAFT - February 2, 2005

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